Rule 424(b)(3)
Registration No. 333-126898

ICEWEB, INC.

Supplement No. 6 dated April 25, 2007 to Prospectus dated February 10, 2006.

As stated in Supplement No. 1 dated February 24, 2006, the exercise price of common stock purchase warrants to purchase 4,500,000 shares of common stock, all of which are held by Barron Partners LP, was reduced to $1.00 per share. On April 25, 2007, the Company reduced the exercise price of warrants to purchase 1,000,000 shares of common stock to $.60 during the period from April 25, 2007 through April 30, 2007. To the extent that those warrants are not exercised by 5:30 PM, Eastern time, on April 30, 2007, the exercise price of those warrants will revert to $1.00 per share. Since the date of the prospectus, 1,220,000 of these warrants have been exercised.